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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-1(a)

                               (Amendment No. 1)1

                         DELCO REMY INTERNATIONAL, INC.
                                (Name of Issuer)
                              CLASS A COMMON STOCK

                                 $0.01 PAR VALUE
                         (Title of Class of Securities)

                             -----------------------

                                   246626 10 5
                                 (Cusip Number)

                                 David B. Liner,
                       Vice President and General Counsel

                                 MascoTech, Inc.
                               21001 Van Born Road

                             Taylor, Michigan 48180
                             Tel No.: (313) 274-7405

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 August 1, 2000

             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: o

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                         (Continued on following pages)
                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP No. 246626 10 5                                        Page 2 of 6 Pages

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      1       NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              MascoTech, Inc.
              38-2513957

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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

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      3       SEC USE ONLY


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      4       SOURCE OF FUNDS*

              OO

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                      [ ]


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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

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                                     7    SOLE VOTING POWER

                                          3,025,391
                                  ---------------------------------------------
                                     8    SHARED VOTING POWER

                                          0
          NUMBER OF SHARES        ---------------------------------------------
     BENEFICIALLY OWNED BY EACH      9    SOLE DISPOSITIVE POWER
       REPORTING PERSON WITH
                                          3,025,391
                                  ---------------------------------------------
                                    10    SHARED DISPOSITIVE POWER

                                          0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,025,391

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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                      [ ]

              Not Applicable

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.7%

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     14       TYPE OF REPORTING PERSON*

              CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


     MascoTech, Inc. ("MascoTech") hereby amends and supplements its Report on
Schedule 13D, originally filed on March 27, 1998, (the "Schedule 13D") with respect to the shares of Class A Common Stock, $0.01 par value (the "Shares"), of Delco Remy International, Inc. ("DRI").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 4.  Purpose of Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the number "505,024" with "505,391".

     The response set forth in Item 4 of the Schedule 13D is hereby further amended and supplemented by the following information:

          MascoTech intends to sell all of its Shares and any rights MascoTech has with respect to the Shares to Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), pursuant to a Stock Purchase Agreement dated as of August 1, 2000 between MascoTech and CVC (the "Stock Purchase Agreement"). The Stock Purchase Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

   Item 5.  Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the number "3,025,424" with "3,025,391".

     The response set forth in Item 5 of the Schedule 13D is hereby further amended and supplemented by the following information:

          During the last 60 days prior to the date hereof, there has been no transaction involving the Shares by MascoTech other than the execution of the Stock Purchase Agreement. After the consummation of the Stock Purchase Agreement, MascoTech will hold less than 5% of the outstanding Shares.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

          Pursuant to the Stock Purchase Agreement, MascoTech will sell and CVC will purchase the Shares at the same time that MascoTech completes its merger with Riverside Company LLC. MascoTech intends to assign its stockholders agreement and registration rights agreement to CVC in connection with the Stock Purchase Agreement. The terms of the Stock Purchase Agreement are incorporated herein by reference.

   Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MASG Disposition, Inc. (formerly known as MascoTech Automotive Systems Group, Inc.) and the persons signatory thereto.

                                                              Page 4 of 6 Pages


     Exhibit 2: Registration Rights Agreement for Common Stock dated July 29, 1994, by and among DR International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc., (now known as MASG Disposition, Inc.), Harold K. Sperlich, James R. Gerrity and certain management investors. Incorporated by reference to the Exhibits filed with the Form on Schedule 13D of Delco Remy International, Inc., Reg. No. 333-37675.

     Exhibit 3: Stock Purchase Agreement dated as of August 1, 2000 between MascoTech, Inc. and Citicorp Venture Capital, Ltd. Incorporated by reference to the Proxy Statement filed by MascoTech, Inc. on August 29, 2000.

                                                              Page 5 of 6 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 2, 2000

                                           MASCOTECH, INC.


                                           By: /s/ David B. Liner
                                              ---------------------------------
                                              Name:  David B. Liner
                                              Title: Vice President

                                                              Page 6 of 6 Pages


                                 EXHIBIT INDEX

     Exhibit 1: Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998, by and among Delco Remy International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MASG Disposition, Inc. (formerly known as MascoTech Automotive Systems Group, Inc.) and the persons signatory thereto.

     Exhibit 2: Registration Rights Agreement for Common Stock dated July 29, 1994, by and among DR International, Inc., Citicorp Venture Capital Ltd., World Equity Partners, L.P., MascoTech Automotive Systems Group, Inc., (now known as MASG Disposition, Inc.), Harold K. Sperlich, James R. Gerrity and certain management investors. Incorporated by reference to the Exhibits filed with the Form on Schedule 13D of Delco Remy International, Inc., Reg. No. 333-37675.

     Exhibit 3: Stock Purchase Agreement dated as of August 1, 2000 between MascoTech, Inc. and Citicorp Venture Capital, Ltd. Incorporated by reference to the Proxy Statement filed by MascoTech, Inc. on August 29, 2000.